TELEPHONE: 1-650-461-5600 FACSIMILE: 1-650-461-5700 WWW.SULLCROM.COM	1870 Embarcadero Road Palo Alto, California 94303-3308 LOS ANGELES • NEW YORK • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

October 17, 2019

Via EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attn: Ernest Greene

Sherry Haywood

Anne McConnell

Asia Timmons-Pierce

Re:	CPG Newco LLC

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted September 20, 2019

CIK No. 1782754

Dear Ladies and Gentlemen:

On behalf of our client, CPG Newco LLC (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter, dated October 8, 2019, with respect to the Company’s Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on September 20, 2019. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”). For the Staff’s reference, we are also sending to the Staff by overnight delivery a copy of this letter and both a clean copy of the Amended Draft Registration Statement and a version that is marked to show changes from the version of the Draft Registration Statement confidentially submitted on September 20, 2019.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this

U.S. Securities and Exchange Commission	Confidential Treatment Requested
October 17, 2019	By CPG Newco LLC

response letter in italics. Page references in the responses of this response letter correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this response letter but otherwise not defined herein have the meanings ascribed to such terms in the Amended Draft Registration Statement. The responses to the Staff’s comments set forth below, as well as the changes in the disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf.

Our Sponsors, page 12

1.

We note your response to comment one in our letter dated September 4, 2019. Please revise to disclose how you will determine the number of Class A and Class B common shares to be issued to your Sponsors. Also, please explain why your Sponsors will receive different classes of common stock and clarify that the corporate conversion will not impact your Sponsors current economic interests.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 12 and 13.

Risk Factors

Our Certificate of Incorporation, which will be in effect, page 45

2.

We note your response to comment five in our letter dated September 4, 2019. You have identified federal district courts of the United States as the exclusive forum for claims arising under the Securities Act. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 46 and 47.

Selected Consolidated Financial Data

Non-GAAP Financial Measures, page 64

3.	We note your response to comment seven in our letter dated September 4, 2019, including the additional disclosures you provided. Please more fully address the following:

•	Reconcile the inventory write-off during the year ended September 30, 2017 disclosed here with the amount disclosed in Note 4 to your financial statements.

•	Explain why you believe inventory revaluations/write-offs, consulting costs, compensation costs, recall costs, and warranty costs are not normal recurring costs related to your business.

•

With the exception of the tax benefit you recorded as a result of the tax act during the year ended September 30, 2018, it is not clear to us why your non-GAAP financial measures only include adjustments for items that negatively impact your operating results. For example, you adjust your non-GAAP financial measures for acquisition costs and legal settlements but not for the positive impact of directly related items, including the change in the fair value of contingent consideration disclosed on page F-16 and the reversal of a legal settlement disclosed on page F-37, both of which also occurred during the year ended September 30, 2018.

U.S. Securities and Exchange Commission	Confidential Treatment Requested
October 17, 2019	By CPG Newco LLC

•	Explain why you believe the tax impact of adjustments you use to determine adjusted net income for the year ended September 30, 2018 is reasonable.

Response: The Company respectfully advises the Staff as follows (each first-level bullet below corresponds to the same ordered bullet above in the Staff’s comment):

•

The Company notes that the $1.1 million inventory write-off in fiscal 2017 disclosed in Note 4 to the Company’s Consolidated Financial Statements on page F-19 related to certain products that were discontinued as they were determined not to be commercially viable. The $7.3 million inventory write-off that had been included in the non-GAAP financial measures reconciliation table footnotes on pages 66 and 67 of the Draft Registration Statement related to a facility closure in Foley, Alabama. The two events in fiscal 2017 were separate and distinct. To clarify the disclosure, the Company has stated in the non-GAAP financial measures reconciliation table footnotes that the adjustment for fiscal 2017 includes the $1.1 million of inventory write-off related to the discontinued products.

•

The Company believes that the nature and amounts of the inventory and recall costs are such that they are not reflective of the Company’s ordinary business operations, and that the adjustments provided useful information in the context of facilitating an understanding of the Company’s core business operations and comparisons of the Company’s operations from period to period as well as with other companies. However, in response to the Staff’s comment, the Company has removed adjustments for the inventory revaluations/write-offs (other than the $1.1 million of inventory write-off related to the discontinued products described above) and recall cost adjustments from its non-GAAP financial measures and has revised the related disclosure on pages 65-68.

The Company respectfully advises the Staff that it believes that the adjustments for consulting costs, compensation costs and warranty costs included in its non-GAAP financial measures are appropriate for the following reasons:

○

Consulting Costs – The adjustments for consulting costs included in deriving the Company’s non-GAAP financial measures relate to various projects that the Company commenced in 2017, including a public company readiness initiative and business transformation and rebranding initiatives. The public company readiness initiative related to preparing the Company for future potential monetization strategies the Company was reviewing, including a potential initial public offering. The rebranding and business transformation initiatives were

U.S. Securities and Exchange Commission	Confidential Treatment Requested
October 17, 2019	By CPG Newco LLC

undertaken to transform the Company from a primarily single-channel driven company to a brand-focused, multi-channel driven enterprise aided by technology with a strategic focus on growing its retail presence. The rebranding and business transformation initiative was undertaken to fundamentally transform the manner in which the Company will be viewed through its existing and potential future sales channels. The Company completed the rebranding and business transformation initiatives in fiscal 2019, and the related consulting costs are not expected to extend beyond fiscal 2019. The consulting costs for which adjustments are provided in the Company’s non-GAAP financial measures related to consultants retained for these specific initiatives. Normal marketing costs related to such items as annual product launches and other marketing campaigns that form a part of the Company’s ordinary business operations and are expected to be incurred on an ongoing basis were not included in the non-GAAP adjustments.

○

Compensation Costs – During 2017 and 2018, the Company turned over its senior management under the direction of a new CEO. This change in senior management was made to transform the Company from a privately held company to a company ready to go public, if a decision were made to do so, and to execute its new strategic plan as a brand-focused, multi-channel enterprise. The compensation costs for which adjustments were included in the Company’s non-GAAP financial measures included items related to this change in senior management, including the severance costs of the departing senior executives and recruiting, relocation and signing bonuses for the new senior executives. The Company believes that the severance, recruitment, relocation and signing bonus costs related to such turnover in its senior management were significantly in excess of ordinary, recurring severance, recruitment, relocation and signing bonus costs. Compensation costs, such as salary, reflective of the Company’s ordinary business operations are not included in these adjustments.

○

Warranty Costs – In fiscal 2018, the Company changed its operating policies with respect to warranty claims to be more aligned with its customers’ needs. These changes included being more accommodating of customers in paying claims and, in certain circumstances, extending warranty periods. As a result of these changes in warranty policies, the Company determined to accept a greater proportion of warranty claims during fiscal 2018 and, upon review of its warranty estimates, the Company determined that its warranty reserve needed to be increased due to the anticipated effects of this change in policies in fiscal 2018 and future years. As the Company does not plan to change its warranty policies in the foreseeable future, the Company believes this change is non-recurring in nature and included an adjustment related to the effect of the one-time change in its warranty policies in deriving its non-GAAP financial measures. The Company has not included adjustments for normal, recurring warranty expense in deriving its non-GAAP financial measures.

U.S. Securities and Exchange Commission	Confidential Treatment Requested
October 17, 2019	By CPG Newco LLC

•

The Company believes it has appropriately included the effect of offsetting positive items in its non-GAAP financial measures. For example, the change in fair value of the contingent consideration of $1.8 million disclosed on page F-16 is included in the “Acquisitions costs” line items of the non-GAAP financial measures reconciliation tables on pages 67 and 68. Additionally, the Company advises the Staff that the legal settlement of $7.7 million disclosed on page F-37 was settled in the second quarter of fiscal 2019 and will be included in the non-GAAP financial measures reconciliation tables for fiscal 2019. The Company plans to include its fiscal 2019 financial information in a subsequent amendment to the Draft Registration Statement following the finalization of its audited fiscal 2019 financial statements.

•

The Company notes that the fiscal 2018 tax rate used to determine the Company’s Adjusted Net Income for fiscal 2018 was based on the effective tax rate for fiscal 2018, adjusted for the effects of the Tax Act. The Company believes that this is a reasonable approach that is commonly used, as a variety of items impact the Company’s effective tax rate, the specific items vary from year to year and it can be impracticable to allocate with specificity the impact of specific adjustments to specific income statement line items. The Company also notes that, with respect to fiscal 2018, in particular, the largest impact on the Company’s effective tax rate was a 9.1% decrease in the effective tax rate as a result of tax law changes, including mandatory unitary group reporting, in the State of New Jersey that affect the adjustments used to derive the Company’s non-GAAP Adjusted Net Income. Please refer to Note 13 to the Company’s Consolidated Financial Statements for further details of the tax rate reconciliation. The Company has added disclosure in the footnotes to the applicable non-GAAP financial measures reconciliation table on page 68 to explain the difference between the effective tax rate and the U.S. federal income tax statutory rate for fiscal 2018.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Estimates and Assumptions

Goodwill, page 82

4.

We note your responses to comments 11 and 12 in our letter dated September 4, 2019. Based on the materiality of goodwill to your consolidated financial statements, please revise your filing to more fully address the following:

•	For reporting units for which you determined that estimated fair values substantially exceeded carrying values, state that fact.

•

For the reporting unit for which you determined that the estimated fair value did not substantially exceed carrying value: identify the reporting unit; disclose the amount of goodwill allocated to the reporting unit; disclose the percentage by which estimated fair value exceeded carrying value; disclose the key assumptions used to determine fair value and how they were determined; discuss the degree of uncertainty associated with the key assumptions; and describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

U.S. Securities and Exchange Commission	Confidential Treatment Requested
October 17, 2019	By CPG Newco LLC

•

Explain the facts and circumstances that resulted in the change in reporting units in the Commercial reportable segment, including the number and nature of reporting units before and after the change and whether you performed an impairment analysis before and after the change. Refer to ASC 350-20-35-45.

Response: The Company advises the Staff as follows (each bullet below corresponds to the same ordered bullet above in the Staff’s comment):

•

In response to the Staff’s request, the Company has revised the disclosure on page 84 to state the Company’s determination that the estimated fair values substantially exceeded carrying values for its reporting units other than Versatex.

•	In response to the Staff’s request, the Company has revised the disclosure on page 84 to disclose the information requested by the Staff relating to the fair value of the Versatex reporting unit.

•

In response to the Staff’s request, the Company has revised the disclosure on page 84 to more fully disclose the facts and circumstances that resulted in the change in the reporting units in the Commercial reportable segment and the fact that the Company performed an impairment analysis both before and after the change.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

5.

We note your response to comment three in our letter dated September 4, 2019; however, to the extent the tax receivable agreement will result in a material reduction to historical equity, please be advised that we continue to believe you should include a pro forma balance sheet, presented alongside your most recent historical balance sheet, to give effect to the change in your historical capitalization that will negatively impact IPO investors.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the Company will include a pro forma column, reflecting changes to historical equity arising from the tax receivable agreement, in the Company’s balance sheet in a subsequent amendment to the Draft Registration Statement following the finalization of the Company’s audited fiscal 2019 financial statements and the finalization by the Company of its estimate for the liability associated with the tax receivable agreement.

Acquisitions, page F-16

6.

We note your response to comment 13 in our letter dated September 4, 2019. Please provide us your calculation of the average pre-tax income for the last five fiscal years that you used to determine significance under the income test. We note your current reference to “absolute value”. Please be advised that to compute average pre-tax income under the significance test for income, loss years should be omitted for purposes of computing average income not included at absolute value. Please refer to Rule 1-02(w)(3) item 2, Computational Note 1.

U.S. Securities and Exchange Commission	Confidential Treatment Requested
October 17, 2019	By CPG Newco LLC

Response: The Company notes the Staff’s comment and has revised Attachment A consistent with clause 2 of Computational Note 1 to Rule 1-02(w)(3) of Regulation S-X and the Securities and Exchange Commission’s Financial Reporting Manual, Topic 2, Sections 2015.8 and 2015.9. Pursuant to Financial Reporting Manual, Topic 2, Section 2015.9, because the Company reported a pre-tax loss for fiscal 2017, the Company’s most recently completed audited fiscal year prior to the fiscal 2018 Versatex acquisition, and because Versatex reported pre-tax income for fiscal 2017, the Company has compared the absolute value of its pre-tax loss for fiscal 2017 against Versatex’s pre-tax income for fiscal 2017. The Company advises the Staff that the significance level for the income test is [****]1. Because the significance level for the income test is less than 20%, audited financial statements of Versatex are not required to be presented as a result of the income test.

The Company further advises the Staff that the Company has revised Attachment A to show the Company’s calculation of its average pre-tax income for purposes of the income test. Because the Company has reported a pre-tax loss in each of the five fiscal years prior to fiscal 2017, the Company has substituted its pre-tax loss with a value of $0 for each of those years. As a result, the Company’s as-adjusted average pre-tax income for purposes of the income test is $0. Since the Company reported a pre-tax loss in fiscal 2017, the Company has compared the absolute value of such pre-tax loss, as required under the Financial Reporting Manual, Topic 2, Section 2015.8, against the Company’s as-adjusted average pre-tax income in order to determine whether such average should be used for the income test. The absolute value of the Company’s pre-tax loss for fiscal 2017 is not 10% or more lower than the Company’s as-adjusted average pre-tax income of $0. Accordingly, the Company did not use such average for the income test.

The Company notes that, in its prior response letter to the Staff, dated September 20, 2019, the Company had labeled the Company’s pre-tax income figure provided in Attachment A thereto as the absolute value of the prior five-year average, when in fact such figure was the absolute value of the Company’s pre-tax loss for fiscal 2017.

*    *    *    *

[1]	[****] – Confidential Treatment Requested by CPG Newco LLC.

U.S. Securities and Exchange Commission	Confidential Treatment Requested
October 17, 2019	By CPG Newco LLC

Please contact me at (650) 461-5610 if you wish to discuss the responses to the Staff’s comments.

Very truly yours,

/s/ John L. Savva
John L. Savva

cc:	Jesse Singh, CPG Newco LLC

Ralph Nicoletti, CPG Newco LLC

Greg Jorgensen, CPG Newco LLC

Paul Kardish, CPG Newco LLC

Rachel Sheridan, Latham & Watkins LLP

Samuel Rettew, Latham & Watkins LLP

Rita-Anne O’Neill, Sullivan & Cromwell LLP

U.S. Securities and Exchange Commission	Confidential Treatment Requested
October 17, 2019	By CPG Newco LLC

Attachment A

CPG International LLC (Company)

(amounts in thousands, USD)

Calculation of Average Pre-tax Income for Versatex Holdings, LLC (Versatex) Significance Testing

Company Fiscal Year End		Pre-tax Income/(Loss)		As Adjusted (Substituting $0 for Pre-tax (Loss))
September 30, 2017	$	[****][2]	$	[****][3]
September 30, 2016		[****][4]		[****][5]
September 30, 2015		[****][6]		[****][7]
September 30, 2014[8]		[****][9]		[****][10]
September 30, 2013[11]		[****][12]		[****][13]

Average	$		$	[****][14]

Versatex Significance Testing – Income Test

		Company Fiscal Year Ended September 30, 2017 (audited)		Versatex Fiscal Year Ended December 31, 2017 (audited)
Net income/(loss) before taxes	$	[****][15]	$	[****][16]
Income Test:
Company’s share of Versatex income before taxes			$	[****][17]
Company’s loss before taxes (absolute value)			$	[****][18]
Significance%				[****][19]	%

[2]	[****] – Confidential Treatment Requested by CPG Newco LLC.
[3]	[****] – Confidential Treatment Requested by CPG Newco LLC.
[4]	[****] – Confidential Treatment Requested by CPG Newco LLC.
[5]	[****] – Confidential Treatment Requested by CPG Newco LLC.
[6]	[****] – Confidential Treatment Requested by CPG Newco LLC.
[7]	[****] – Confidential Treatment Requested by CPG Newco LLC.
[8]	Change in fiscal year end annualized.
[9]	[****] – Confidential Treatment Requested by CPG Newco LLC.
[10]	[****] – Confidential Treatment Requested by CPG Newco LLC.
[11]	Change in fiscal year end annualized.
[12]	[****] – Confidential Treatment Requested by CPG Newco LLC.
[13]	[****] – Confidential Treatment Requested by CPG Newco LLC.
[14]	[****] – Confidential Treatment Requested by CPG Newco LLC.
[15]	[****] – Confidential Treatment Requested by CPG Newco LLC.
[16]	[****] – Confidential Treatment Requested by CPG Newco LLC.
[17]	[****] – Confidential Treatment Requested by CPG Newco LLC.
[18]	[****] – Confidential Treatment Requested by CPG Newco LLC.
[19]	[****] – Confidential Treatment Requested by CPG Newco LLC.